SembCorp
Industries

02 DEC 13 AM 9:23

Rule 12g3-2(b) File No. 825109

29 Novemeber 2002

02060580

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 12/18

MASNET No. 15 OF 29.11.2002
Announcement No. 15

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

29 November 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

We would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to suspend trading of all the ordinary shares of S$0.25 each ("Shares") in the capital of SembCorp Industries Ltd and the SembCorp DBE Call Warrants (" Warrants") with immediate effect pending the release of an announcement.

We would also be grateful if the Singapore Exchange Securities Trading Limited would grant our request to resume trading of all the Shares and Warrants from 9.00 am on Monday, 2 December 2002.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 29/11/2002 to the SGX

MASNET No. 21 OF 29.11.2002
Announcement No. 21

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

PROFIT GUIDANCE FOR YEAR ENDING DECEMBER 31, 2002

SembCorp Industries announces that its wholly-owned engineering and construction subsidiary SembCorp Engineers & Constructors (SembE&C) is now expected to incur a loss of approximately $127 million for FY2002.

This anticipated loss is principally caused by difficulties in two major projects, as follows:

- A one-time write-off of foreseeable losses totalling $85 million from the Tuas View B2b land reclamation project is due to stoppage of sand supply resulting from a restriction on sand export by the Indonesian government in end August 2002. Subsequent efforts over the last three months to resolve the situation and to secure alternative sand sources have not borne fruit and it is now clear that there is no resolution in sight. SembE&C is presently in discussions with the client, JTC, to discontinue the project.

- Based on a report submitted by independent international experts in late October 2002, SembE&C assesses there will be foreseeable losses of $22 million for the Kranji Deep Tunnel Sewerage project due to difficult ground conditions. This report also shows that such complex ground conditions could not have been foreseen by an experienced engineer based on soil data available.

As a consequence, SembCorp Industries now expects its FY2002 net profit (including exceptional items) to show an increase only in the mid-teens in percentage terms over FY2001.

For further details, presentation slides used at press and analyst briefings held by SembCorp Industries on November 29, 2002, are attached to this announcement.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

For more information (including 9.00am to 12.30pm Saturday November 30, 2002), please contact:

Ms Beverley Wong
Executive
Group Corporate Relations
SembCorp Industries
Tel: 63579153
Fax: 63522163
Email: beverley.wong@sembcorp.com.sg

Presentation for Press & Analyst(FINAL).p

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 29/11/2002 to the SGX

MASNET No. 22 OF 29.11.2002
Announcement No. 22

SEMBCORP INDUSTRIES LTD

Notice Of Recent Valuation Of Property

Date of valuation:	18/11/2002
Name of valuer:	CB Richard Ellis (Pte) Ltd
Description of property:	A part 4 and part 5-storey commercial building with two basements at 30 Hill Street, Singapore 179360. (Desktop Valuation)
Valuation (S$)	85,000,000

The valuation reports for the above properties are available for inspection at 9 Bishan Place #08-00 Junction 8 Singapore 579837 **during normal business hours up to** 28/02/2003.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 29/11/2002 to the SGX

SembCorp Industries

02 DEC 13 AM 9:23

Rule 12g3-2(b) File No. 825109

28 Novemeber 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

SEMBCORP INDUSTRIES LTD

PREFERENTIAL OFFER- DESPATCH OF OFFER DOCUMENT

ANNOUNCEMENT

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

PREFERENTIAL OFFER

DESPATCH OF OFFER DOCUMENT

The Board of Directors of SembCorp Industries Ltd (the "**Company**") wishes to announce the despatch today of the document dated November 28, 2002 (the "**Offer Document**") containing the formal terms of the renounceable preferential offer ("**Preferential Offer**") for sale by the Company of 375,000,000 ordinary shares of S$0.05 each ("**SFI Sale Shares**") in the capital of Singapore Food Industries Limited to Entitled Shareholders (as defined below).

Acceptances of provisional allocations of SFI Sale Shares and applications for excess SFI Sale Shares under the Preferential Offer may only be made on the Application Form for SFI Sale Shares and excess SFI Sale Shares (AFE) or by way of Electronic Application (as defined in the Offer Document) (for Entitled Shareholders being Depositors) and/or the Provisional Allocation Letter (including the Excess SFI Sale Shares Application Form) (PAL) (for Entitled Shareholders not being Depositors). Please refer to the Offer Document for further details on procedures for acceptance and/or application and payment by Entitled Shareholders, their renouncees and purchasers of entitlements to the SFI Sale Shares under the Preferential Offer.

Entitled Shareholders who do not receive the Offer Document and its accompanying form(s) within a week from the date hereof should notify The Central Depository (Pte) Limited ("**CDP**") or the Company's share registrar, as the case may be, immediately in writing at their respective addresses as follows:

The Central Depository (Pte) Limited
4 Shenton Way #02-01 SGX Centre 2
Singapore 068807

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

A copy of the Offer Document is also available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Entitled Shareholders are requested to note the following important dates and times in relation to the Preferential Offer:

Period for the trading of nil-paid entitlements to SFI Sale Shares	**:**	**Thursday, November 28, 2002 to Monday, December 9, 2002 (both dates inclusive)**
Last date and time for Splitting	**:**	**Tuesday, December 10, 2002 at 4.45 p.m.**
Last date and time for Acceptance and Payment	**:**	**Friday, December 13, 2002 at 4.45 p.m. (9.30 p.m. for Electronic Applications**
Last date and time for Renunciation and Payment	**:**	**Friday, December 13, 2002 at 4.45 p.m.**
Last date and time for excess SFI Sale Shares Application and Payment	**:**	**Friday, December 13, 2002 at 4.45 p.m. (9.30 p.m. for Electronic Applications)**

In this Announcement, "**Entitled Shareholders**" refer to the persons who were registered as holders of ordinary shares of S$0.25 each in the capital of the Company ("**SembCorp Industries Shares**") in the Register of Members of the Company and Depositors who have SembCorp Industries Shares entered against their names in the Depository Register as at 5.00 p.m. on November 25, 2002 (the "**Books Closure Date**") (other than those whose registered addresses with the Company or CDP, as the case may be, are outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided the Company or CDP, as the case may be, with addresses in Singapore for the service of notices and documents).

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
Singapore

November 28, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/11/2002 to the SGX